Exhibit 99.1
Baidu Announces Third Quarter 2007 Results
Third Quarter 2007 Net Income Grows 113% Year-Over-Year
BEIJING, China, October 26, 2007 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20071.
Third Quarter 2007 Highlights
•	Total revenues in the third quarter of 2007 increased to RMB496.5 million ($66.3 million), representing a 107.5% increase from the corresponding period in 2006.

•	Net income in the third quarter of 2007 increased to RMB181.7 million ($24.2 million), representing a 113.2% increase from the corresponding period in 2006.

•	Diluted earnings per share (“EPS”) for the third quarter of 2007 were RMB5.23 ($0.70); diluted EPS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2007 were RMB5.38 ($0.72). Costs and expenses related to Baidu’s Japan operations were RMB20.3 million ($2.7 million), which reduced diluted EPS by RMB0.58 ($0.08).

•	The number of active online marketing customers during the third quarter grew to around 143,000, an increase of 11.6% from the previous quarter. Revenue per online marketing customer reached approximately RMB3,500 ($467.1), representing a sequential increase of 11.0%.
“During the third quarter, we saw solid revenue and earnings growth driven by an increase in user traffic and active online customers,” said Robin Li, Baidu’s chairman and chief executive officer. “Our results reflect the scalability of our pay for performance (P4P) business model and demonstrate our growing reputation as the Chinese language search provider of choice.”
Mr. Li added, “We also saw strong uptake of our community-based products and entertainment platforms, which we continued to enhance and expand over the third quarter to serve the evolving needs of our users. While we maintain our focus on our core search business, we also continue to launch new products and services that leverage our strengths and high user traffic.”
Shawn Wang, Baidu’s chief financial officer, said, “During the third quarter, we successfully executed our strategy of leveraging our thorough understanding of Chinese customers and emphasis on customer service to drive a healthy increase in total online marketing customers.”

[1]
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.4928 to US$1.00, the effective noon buying rate as of September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

“Looking forward, we will continue to enhance our product offerings, invest in key business segments and improve the overall user experience, as well as explore strategic partnerships that bring value to our users. The Chinese search market is still in the early stages of its development and we are committed to positioning Baidu to capture growth opportunities presented in this large and attractive market.” added Mr. Wang.
Third Quarter 2007 Results
Baidu reported total revenues of RMB496.5 million ($66.3 million) for the third quarter ended September 30, 2007, representing a 107.5% increase from the corresponding period in 2006.
Online marketing revenues for the third quarter were RMB496.1 million ($66.2 million), representing a 108.8% increase from the third quarter of 2006. The growth was driven by the increases in both the number of active online marketing customers and revenue per customer. Baidu had nearly 143,000 active online marketing customers in the third quarter of 2007, representing a sequential increase of 11.6% and an increase of 38.5% from the corresponding period in 2006. Revenue per online marketing customer for the third quarter of 2007 increased to approximately RMB3, 500 ($467.1), representing a sequential increase of 11.0% and an increase of 50.7% from the corresponding period in 2006.
Traffic acquisition costs (TAC) as a component of cost of revenues was RMB59.2 million ($7.9 million), representing 11.9% of total revenues, compared to 9.0% in the corresponding period in 2006. The increase in TAC as a percentage of total revenues primarily reflects the continued growth of revenue contribution from Baidu Union members.
Bandwidth costs as a component of cost of revenues was RMB31.8 million ($4.2 million), representing 6.4% of total revenues, compared to 4.4% in the corresponding period in 2006. Depreciation costs as a component of cost of revenues was RMB40.7 million ($5.4 million), representing 8.2% of total revenues, compared to 5.9% in the corresponding period in 2006. The increase in bandwidth and depreciation costs as percentages of total revenues reflects expansion of network capacity to support Baidu’s long-term growth.
Selling, general and administrative expenses were RMB110.3 million ($14.7 million), representing an increase of 57.2% from the corresponding period in 2006, primarily due to expansion of the direct sales force.
Research and development expenses were RMB37.4 million ($5.0 million), representing a 52.7% increase from the corresponding period in 2006, primarily due to headcount increases.
Share-based compensation expenses, which were allocated to related operating cost and expense line items, decreased in aggregate to RMB5.5 million ($0.7 million) in the third quarter of 2007 from RMB16.4 million in the corresponding period in 2006.
Costs and expenses related to Japan operations in the third quarter of 2007 were RMB20.3 million ($2.7 million) in aggregate.

Operating profit was RMB168.1 million ($22.4 million), representing a 120.5% increase from the corresponding period in 2006. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB173.6 million ($23.2 million) for the third quarter of 2007, an 87.4% increase from the corresponding period in 2006.
Income tax expense was RMB2.6 million ($0.3 million).
Net income was RMB181.7 million ($24.2 million), representing a 113.2% increase from the corresponding period in 2006. Basic and diluted EPS for the third quarter of 2007 amounted to RMB5.35 ($0.71) and RMB5.23 ($0.70), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB187.2 million ($25.0 million), an 84.2% increase from the corresponding period in 2006. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2007 were RMB5.51 ($0.74) and RMB5.38 ($0.72), respectively.
As of September 30, 2007, Baidu’s cash, cash equivalents and short-term investments amounted to RMB1.4 billion ($190.7 million). Net operating cash inflow and capital expenditures for the third quarter of 2007 were RMB254.9 million ($34.0 million) and RMB150.0 million ($20.0 million), respectively. The increase in capital expenditure was primarily due to capacity expansion and construction on Baidu’s new campus facility.
Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB223.4 million ($29.8 million) for the third quarter of 2007, representing a 98.9% increase from the corresponding period in 2006.
Outlook for Fourth Quarter 2007
Baidu currently expects to generate total revenues in an amount ranging from RMB560 million ($74.7 million) to RMB575 million ($76.7 million) for the fourth quarter of 2007, representing a 106% to 112% increase from the corresponding period in 2006 and a 13% to 16% increase from the third quarter of 2007. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on October 25, 2007 U.S. Eastern Time (8 AM on October 26, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:
US: +1 617 614 3471
UK: +44 207 365 8426
Hong Kong: +852 3002 1672
Passcode for all regions: 18272644
A replay of the conference call may be accessed by phone at the following number until November 1, 2007:
International: +1-617-801-6888
Passcode: 97321379
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for fourth quarter 2007 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language and Japanese language Internet search markets and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 26, 2007, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts
For investor inquiries please contact:
Lynn Lin
Baidu.com, Inc.
Tel: (8610) 8262 1188 *8239
ir@baidu.com
For investor and media inquiries please contact:
China
Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: (8610) 8520 3090
helen.plummer@ogilvy.com
US
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: 1 (212) 880 5269
thomas.smith@ogilvypr.com

Baidu.com, Inc.
Condensed Consolidated Balance Sheets

	September 30,	December 31,
(in RMB thousands)	2007	2006
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	1,301,072	1,136,274
Short-term investments	128,168	85,339
Accounts receivable, net	50,615	23,051
Prepaid expenses and other current assets	109,354	32,339
Deferred tax assets, net	1,866	1,734

Total current assets	1,591,075	1,278,737

Non-current assets:
Fixed assets, net	494,852	191,734
Land use right, net	96,960	92,400
Intangible assets, net	37,715	44,386
Goodwill	51,097	47,316
Investments, net	5,697	—
Deferred tax assets, net	8,745	5,802
Other non-current assets	51,830	7,702

Total non-current assets	746,896	389,340

TOTAL ASSETS	2,337,971	1,668,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	302,455	153,141
Customers’ deposits	229,408	141,185
Deferred revenue	11,295	2,583
Deferred income	3,206	4,090

Total current liabilities	546,364	300,999

Non-current liabilities:
Long-term payable	3,000	7,000
Deferred income	634	2,817

Total non-current liabilities	3,634	9,817

Total liabilities	549,998	310,816

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 22,574,381 shares and 23,578,817 shares issued and outstanding as at December 31, 2006 and September 30, 2007	10	9
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 11,130,018 shares and 10,481,002 shares issued and outstanding as at December 31, 2006 and September 30, 2007	4	5
Additional paid-in capital	1,140,499	1,088,176
Accumulated other comprehensive income/(loss)	(64,438)	(33,697)
Retained earnings	711,898	302,768

Total shareholders’ equity	1,787,973	1,357,261

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,337,971	1,668,077

Baidu.com, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30,	September 30,	June 30,
(in RMB thousands except for share, per share information)	2007	2006	2007
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	496,120	237,625	400,647
Other services	410	1,706	606

Total revenues	496,530	239,331	401,253

Operating costs and expenses:
Cost of revenues (note 1, 2)	(180,704)	(68,399)	(146,795)
Selling, general and administrative (note 2)	(110,312)	(70,184)	(93,728)
Research and development (note 2)	(37,433)	(24,520)	(31,770)

Total operating costs and expenses	(328,449)	(163,103)	(272,293)

Operating profit	168,081	76,228	128,960

Other income:
Interest income	12,188	11,337	11,592
Other income, net	4,040	(286)	3,186

Total other income	16,228	11,051	14,778

Income before income taxes	184,309	87,279	143,738

Income taxes	(2,580)	(2,026)	(1,839)

Net income	181,729	85,253	141,899

Earnings per share for Class A and Class B ordinary shares:
Basic	5.35	2.54	4.19
Diluted	5.23	2.46	4.09

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	33,983,137	33,500,948	33,877,358
Diluted	34,763,639	34,628,611	34,709,957

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(30,702)	(14,891)	(24,857)
Traffic acquisition costs	(59,155)	(21,640)	(44,892)
Bandwidth costs	(31,837)	(10,503)	(28,320)
Depreciation costs	(40,654)	(14,053)	(33,941)
Operational costs	(17,979)	(6,723)	(14,433)
Share-based compensation expenses	(377)	(589)	(352)

Total cost of revenues	(180,704)	(68,399)	(146,795)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(377)	(589)	(352)
Selling, general and administrative	(68)	(10,014)	(3,442)
Research and development	(5,027)	(5,779)	(5,083)

Total share-based compensation expenses	(5,472)	(16,382)	(8,877)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2006			Three months ended June 30, 2007			Three months ended September 30, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	76,228	16,382	92,610	128,960	8,877	137,837	168,081	5,472	173,553

	Three months ended September 30, 2006			Three months ended June 30, 2007			Three months ended September 30, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	85,253	16,382	101,635	141,899	8,877	150,776	181,729	5,472	187,201

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	September 30, 2006	total revenues	June 30, 2007	total revenues	September 30, 2007	total revenues
Net cash provided by operating activities	131,068	55%	276,963	69%	254,870	51%

Changes in assets and liabilities, net of effects of acquisitions	(9,695)	-4%	(84,538)	-21%	(17,800)	-4%
Income taxes expenses	2,026	1%	1,839	0%	2,580	1%
Interest income and other, net	(11,051)	-5%	(14,778)	-4%	(16,228)	-3%

Adjusted EBITDA	112,348	47%	179,486	44%	223,422	45%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, share-based compensation expenses.